RICK L. BURDICK
202.887.4110/fax: 202.872.4288
rburdick@akingump.com
June 25, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 4, 2010
File No. 333-165640
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 333-21011
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 21, 2010 to Leila L. Vespoli, Esq., Executive Vice President and General Counsel of FirstEnergy Corp. (“FirstEnergy”) with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed merger between FirstEnergy and Allegheny Energy, Inc. (“Allegheny Energy” and, together with FirstEnergy, the “Companies”), FirstEnergy’s annual report on Form 10-K (“FirstEnergy Form 10-K”) and FirstEnergy’s definitive proxy statement on Schedule 14A (“FirstEnergy Proxy Statement”). On behalf of FirstEnergy and Allegheny Energy, we are authorized to provide the responses contained in this letter.

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is being filed simultaneously with this response. We are also delivering courtesy copies of the marked version of Amendment No. 2 to your attention.
For your convenience, we set forth each comment from your letter in bold typeface and include the response below it. Page references contained in the responses below are to the marked version of Amendment No. 2.
Amendment No. 1 to Registration Statement on Form S-4
The Merger, page 52
Background of the Merger, page 52
1.	We note your revised disclosure in response to comment six of our letter dated April 21, 2010, however it appears that you did not respond to our request for disclosure regarding the “opportunities presented by various potential transactions.” Please revise.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 52 of Amendment No. 2.
Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 62
2.	We note your response to comment 13 of our letter dated April 21, 2010. However, we continue to believe that it is appropriate for you to disclose whether each company’s board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable. Please revise.
As noted in our June 4, 2010 letter to the Staff, the financial projections provided by FirstEnergy to Allegheny Energy, and by Allegheny Energy to FirstEnergy, were prepared by management of the respective company providing such financial projections and while each board, in the course of considering a possible transaction, reviewed the financial projections prepared by its management and considered such financial projections to be appropriate for review in the context of considering a possible transaction, neither board undertook or made any formal determination regarding reliance by it or the other party on the financial projections provided to the other party. We respectfully advise the Staff that both Ohio and Maryland law entitle directors of Ohio and Maryland corporations to rely on information prepared or presented by officers or employees of the corporation. Specifically, Section 1701.59(B) of the Ohio General Corporation Law (the “OGCL”) and Section 2-405.1 of the Maryland General Corporation Law (the “MGCL”) provide as follows:

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

Section 1701.59(B) of the OGCL:
(B) A director shall perform the director’s duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing a director’s duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by any of the following:
     (1) One or more directors, officers, or employees of the corporation who the director reasonably believes are reliable and competent in the matters prepared or presented;
     (2) Counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person’s professional or expert competence;
     (3) A committee of the directors upon which the director does not serve, duly established in accordance with a provision of the articles or the regulations, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.
Section 2-405.1 of the MGCL:
(b)(1) In performing his duties, a director is entitled to rely on any information, opinion, report, or statement, including any financial statement or other financial data, prepared or presented by:
     (i) An officer or employee of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;
     (ii) A lawyer, certified public accountant, or other person, as to a matter which the director reasonably believes to be within the person’s professional or expert competence; or
     (iii) A committee of the board on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.
Consequently, the Companies respectfully advise the Staff that neither board had any affirmative obligation to make a formal determination regarding financial projections prepared by their

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

respective management and as a result they do not believe the requested additional disclosure would be appropriate but rather inclusion of the requested disclosure would create a misleading implication that the boards failed to take a required action in connection with their review of the financial projections.
Opinion of Allegheny Energy’s Financial Advisor, Page 91
3.	We note your statement that “Allegheny Energy did not produce an estimate of potential synergies resulting from the merger” and that, with Allegheny Energy’s approval, “Goldman Sachs prepared its financial analyses on a pre-synergy basis.” Please revise your disclosure to explain why Allegheny Energy determined that it was appropriate not to produce an estimate of potential synergies resulting from the merger and directed Goldman Sachs to prepare its financial analyses on a pre-synergy basis.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 70 of Amendment No. 2.
Material U.S. Federal Income Tax Consequences of the Merger, page 114
4.	Please tell us why your tax advisor has not opined that the merger “will” qualify as a reorganization for U.S. federal income tax purposes. Please revise to indicate that the Allegheny Energy shareholders “will” be subject to the tax treatment upon which the tax advisor has opined. If there is uncertainty involved in the tax consequences, please explain what uncertainty exists and describe the degree of uncertainty. Also include risk factor disclosure regarding these uncertain matters.
The tax opinions have been amended to reflect the Staff’s comment. Please see Exhibits 8.1 and 8.2 to Amendment No. 2.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 146
Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 150
Note 3. Pro Forma Adjustments, page 151
(n), page 154
5.	We reviewed your response to comment 21 of our letter dated April 21, 2010. Please explain in detail how recovery of the cost of regulated operations debt is “indirect” and why the indirect nature of the recovery should impact whether you record a fair value adjustment on such debt. If the allowed cost-based rate of return that you capitalize interest on rate-base is based on

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

the actual cost of debt, and you are allowed to recover that cost through rates, it appears the cause and effect as discussed in the basis for conclusions of the FASB in paragraph C57 of SFAS 71 exists. In other words, if your rates were set with this higher cost debt, even indirectly, recording a credit on the debt in purchase accounting with subsequent amortization would produce earnings on the regulated operations in excess of what was anticipated in the rate process. If our understanding is incorrect, please clarify it in detail. In any event, please be detailed in your analysis including your basis in regulatory accounting, promulgated or predominant practice that supports your position. We may have further comment.
Accounting Standards Codification (ASC) Topic 805, Business Combinations, requires that a liability that is measured at fair value be recorded based on the amount that an entity would be required to pay in a transfer of that obligation to another party of equivalent credit. The pro forma information provided in Amendment No. 2 includes measurement information of long-term debt on that basis. FirstEnergy separately considered the issue of whether a regulatory offset should be recorded pursuant to Statement of Financial Accounting Standards No. 71 (now ASC 980, Regulated Operations) and concluded that the direct cause and effect relationship required by that standard had not been met.
The approach FirstEnergy has taken to adjust the long-term debt of Allegheny Energy’s regulated operations to fair value is consistent with FirstEnergy’s previous acquisitions — the merger of Centerior Energy Corporation and Ohio Edison Company in 1997 to form FirstEnergy, and FirstEnergy’s acquisition of GPU, Inc. in 2001 — as well as other acquisitions of regulated utilities subsequent to the issuance of ASC 805.
Regulated utilities generally are authorized to recover the cost of long-term debt as a component of the overall cost of capital established as part of the utility’s authorized rate of return in rate proceedings. The rate of return could be established annually under certain circumstances, but for Allegheny Energy’s state jurisdictional subsidiaries, establishing the allowed rate of return is limited to base rate proceedings. Unlike the specific recovery of depreciation, interest on long-term debt is not included in operating expenses. The revenue requirement established is based on a rate of return that the regulated utility is authorized to earn on the allowed rate base. This rate of return takes into consideration the cost of equity and debt at the time those components are established as part of the rate proceeding. Based on FirstEnergy’s historical experience, the determination of the cost of debt may incorporate the actual cost of Allegheny Energy’s jurisdictional utilities’ borrowings and capital structure at the time of the rate proceeding, or may be based on a hypothetical capital structure. Specifically, two factors may cause the long-term debt return authorized in a rate proceeding to vary from the actual cost of the long-term debt. First, the cost of debt may be determined based on coupon rates of debt at the time the rates are established. For example, if long-term debt of a regulated entity matures or is refinanced, the actual debt cost will likely change, but rates will not be adjusted to reflect the new debt costs unless and until the regulated entity makes a new rate filing.
Second, the regulator may determine the rate of return based upon a hypothetical capital structure comprising both debt and equity. For example, the regulator may determine that the debt-to-equity ratio is not appropriate for the company and may adjust the structure for purposes of setting rates. A company may have a 1:1 debt-to-equity ratio; however, for purposes of setting rates, the regulator may set a debt-to-equity ratio of 1.5:1. In fact, FirstEnergy has recent experience in two jurisdictions, including Pennsylvania, which is the jurisdiction of Allegheny Energy’s largest regulated utility, West Penn Power, where a hypothetical capital structure was utilized to determine the cost of debt. Because of this

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

disparity in actual costs and rate design, specifically the difference in the cost of debt that can be determined in a rate case as well as the overall capital structure, FirstEnergy and Allegheny Energy have determined that there is not specific recovery of actual interest costs as discussed in the basis for conclusions of the Financial Accounting Standards Board in paragraph C57 of Statement of Financial Accounting Standards No. 71.
Furthermore, as Allegheny Energy’s state jurisdictional subsidiaries have no mechanism or ability to pass through to their customers fair value adjustments recorded in accordance with ASC 805, a regulatory accounting offset to the fair value adjustment of long-term debt would not meet the definition of a regulatory asset or regulatory liability under ASC 980. Although there is diversity in practice whether rate-regulated entities record a regulatory offset to the long-term debt fair value adjustment, considering FirstEnergy’s specific facts and circumstances, FirstEnergy concluded that it would not be appropriate.
Allegheny Energy’s state jurisdictional subsidiaries recorded interest expense of $149.1 million in 2009 and $132.2 million in 2008. During those same periods, these subsidiaries capitalized interest as a component of Allowance for Funds Used During Construction of $2.4 million and $2.3 million, respectively, representing less than two percent of total interest costs for those years. As discussed in the Companies’ response to comment number 18 in the response letter to the Staff dated June 4, 2010, the rate-setting and cost recovery provisions currently in place for Allegheny Energy’s regulated operations provide revenues derived from costs, including a return on investment of net assets and liabilities included in rate base. The recovery of capital costs, including capitalized interest, is recovered under the ratemaking formula in the form of depreciation expense as a component of allowable operating expenses. Specifically, as the capital costs are depreciated, the depreciation on these assets is included as part of operating expenses to be recovered from customers. As such, only interest capitalized under ASC 835-20 is recovered directly in rates.
Exhibits 8.1 and 8.2
6.	As you are using short-form tax opinions, please revise the opinions of your counsels to confirm that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences of the Merger” constitutes their opinions, as opposed to stating that the statements contained in such discussion “fairly summarize in all material respects the law described therein” or that such discussion “constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences.”
In response to the Staff’s comment number 4, above, we are no longer using short-form tax opinions that state that the statements contained in the discussion under “Material U.S. Federal Income Tax Consequences of the Merger” in the prospectus “fairly summarize in all material respects the law described therein” or that such discussion “constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences.”

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

7.	We note the statements in the opinions that they are “delivered to you solely for your benefit in connection with the transaction referred to” therein. Please note that counsel may limit the opinions with regard to purpose, but not with regard to person. Please revise these statements accordingly.
The tax opinions have been amended to reflect the Staff’s comment. Please see Exhibits 8.1 and 8.2 to Amendment No. 2.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A Risk Factors, page 27
8.	We note your response to comment 27 of our letter dated April 21, 2010. It appears from your response that you intend to include the following sentence in future periodic reports, as applicable: “However, our business, financial condition, cash flows or results of operations could be affected materially and adversely by additional risks and uncertainties (either currently unknown or not currently believed to be material).” Please note that this language is inappropriate, as all material risks should be described in your disclosure and any risks that are deemed to be immaterial should not be referenced. Please confirm that you will not include such language in future filings.
FirstEnergy confirms that it will not include the language noted in the Staff’s comment in the risk factor disclosure in its future filings.
Definitive Proxy Statement on Schedule 14A
Corporate Governance and Board of Directors Information, page 6
What is FirstEnergy’s Risk Management Process and the Board’s Role in Risk Oversight?, page 8
9.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
In connection with the preparation of the FirstEnergy Proxy Statement, FirstEnergy’s management conducted an assessment of the risks associated with FirstEnergy’s compensation policies, practices and programs for its employees, including its non-executive officers in

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

accordance with Item 402(s) of Regulation S-K under the Securities Act of 1933, as amended. This assessment process included:
•	a review of FirstEnergy’s compensation programs;

•	the identification of program features, on both the regulated and unregulated sides of FirstEnergy’s business, that could potentially encourage excessive or imprudent risk taking of a material nature;

•	the identification of business risks that these program features could potentially encourage;

•	the identification of factors that mitigate these risks; and

•	an analysis of the potential effects on FirstEnergy of the unmitigated risks as a whole.
In the process of management’s review of these compensation policies, practices and programs, FirstEnergy paid particularly close attention to those programs that allow for variable payouts where an employee may potentially be able to influence payout factors and programs that involve its executives. During the course of FirstEnergy’s assessment, FirstEnergy consulted with various persons, including its senior human resources and risk management officers, its internal and external legal counsel, its internal and external auditors, and the compensation consultant retained by FirstEnergy’s Compensation Committee.
Overall, FirstEnergy believes that its compensation programs are designed to incentivize employees while supporting its “pay-for-performance” compensation philosophy which is designed to align the executive’s interests with the long-term interests of FirstEnergy’s shareholders without encouraging excessive risk taking. In this regard, FirstEnergy’s compensation structure contains various features intended to mitigate the taking of excessive risk. For example:
•	The mix of compensation among base salary, a short-term incentive program and a long-term incentive program does not encourage risk-taking.

•	FirstEnergy’s compensation structure is designed to assign an appropriate portion of compensation to its long-term performance and base salary. For example, for 2009 a substantial majority (on average, 81 percent) of compensation of FirstEnergy’s named executive officers consisted of long-term performance related compensation and base salary, thus only 19 percent on average to the annual short-term incentive program.

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

•	FirstEnergy periodically benchmarks its compensation programs and overall compensation structure, adjusting for size or other factors as necessary, to be consistent with industry practices.

•	FirstEnergy regularly reviews the compensation paid to its employees and will freeze or reduce compensation opportunities in response to economic conditions or regulatory uncertainty, as it did in 2009.

•	FirstEnergy’s annual incentive compensation is based on multiple, diversified performance metrics, including financial, safety/operational and business unit operational measures, that are consistent with its long-term goals.

•	FirstEnergy’s long-term incentive compensation consists of performance shares and performance-adjusted restricted stock units which vest over a three-year period, thus emphasizing the achievement of performance over time.

•	FirstEnergy’s target award opportunities are reviewed annually and adjustments are made when appropriate and warranted by competitive market practice.

•	FirstEnergy’s management or its compensation committee, as applicable, have discretion to adjust annual incentive compensation downward for quality of performance or other factors as defined in FirstEnergy’s plan documents.

•	FirstEnergy has established internal controls and standards of ethics and business conduct, all of which help support its compensation goals and mitigate compensation risk. FirstEnergy employs various auditing processes on a regular basis in an effort to assure compliance with these controls and standards.

•	FirstEnergy’s compensation committee, which is comprised entirely of independent directors, oversees FirstEnergy’s compensation policies and practices and is responsible for reviewing, approving and/or recommending approval by FirstEnergy’s board of directors, where necessary, for executive compensation, annual incentive compensation plans applicable to senior management employees and other compensation plans, as appropriate.
Based on the assessment described above, FirstEnergy has concluded that the risks associated with its compensation policies and practices are not reasonably likely to have a material adverse effect on FirstEnergy.

Mr. H. Christopher Owings
Division of Corporation Finance
June 25, 2010

Summary Compensation Table, page 51
10.	Please confirm to the Staff that you provided the amounts set forth in the Stock Awards column at the aggregate grant date fair value based on target performance because achievement of target performance is the probable outcome of the performance conditions as of the grant date, in accordance with Item 402(c) of Regulation S-K.
FirstEnergy confirms that the amounts set forth in the Stock Awards column in the Summary Compensation Table of the FirstEnergy Proxy Statement are at the aggregate grant date fair value based on target performance because achievement of target performance was the probable outcome of the performance conditions as of the grant date.
Grants of Plan-based Awards in 2009, page 53
11.	Please explain to us why the table indicates that Mr. Marsh’s target and maximum awards are $178,769 and $330,722 when your disclosure on page 40 seems to indicate that his STIP target is $360,500.
Mr. Marsh’s STIP target for 2009 was $360,500 based on 70% of his base salary of $515,000 if he would have remained employed for the entire year. As noted on page 35 of the FirstEnergy Proxy Statement, Mr. Marsh retired effective July 1, 2009. As a result of his retirement, Mr. Marsh was only eligible for the portion of the STIP award earned through his date of termination (181 of 365 days) or 49.5891% of his annual STIP target and maximum. The amounts included in the table on page 53 reflect this proration.
Director Compensation, page 69
12.	Please revise footnote 2 to clarify, if true, that you have provided the amounts set forth in the Stock Awards column at the aggregate grant date fair value. Refer to Item 402(k) of Regulation S-K.
FirstEnergy confirms that the amounts set forth in the Stock Awards column represent the aggregate grant date fair value. In future filings, to the extent applicable, this footnote will be revised as follows:
The amounts set forth in the Stock Awards column represent the aggregate grant date fair value in accordance with FASB ASC Topic 718 for the equity retainer and the 20 percent incentive match on funds deferred into the stock account of the Director’s Plan.
*     *     *     *     *
Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at (202) 887-4110 or Zachary N. Wittenberg at (202) 887-4592.
Sincerely,

/s/ Rick L. Burdick

Rick L. Burdick

cc:	Leila L. Vespoli, Esq. Paul J. Evanson David Feinberg, Esq. Michael P. Rogan, Esq. Pankaj K. Sinha, Esq.